Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Tweets, Facebook and Instagram posts related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

•	Tweet: The New @TMobile will become one of the most loved broadband providers & bring more competition to ISP! #WeWontStop Key info: http://NewTMobile.com [link to VentureBeat article below]

•	Tweet: The launch of the first & best 5G nationwide network + hundreds of new stores = thousands of new job across the country! Key info: NewTMobile.com

•	Tweet: More stores in rural America PLUS creating an incredible 5G network will help create thousands of jobs! It’s all part of what The New @TMobile is about! Key info: NewTMobile.com

•	Tweet: The New @TMobile is ready to open even more stores and be the first to build out the first nationwide 5G network, which will create thousands of new jobs and opportunities across the company! #WeWontStop Key info: NewTMobile.com

•	Tweet: With @Sprint & @TMobile combined resources, the New T-Mobile will be able to build out the first nationwide 5G network & open hundreds of new stores which = thousands of jobs across America! Key info: NewTMobile.com

•	Tweet: The New @TMobile is dedicated to the opening of even more stores and launching the best & fastest 5G network which will create thousands of jobs, including in rural America! #WeWontStop Key info: NewTMobile.com

•	Tweet: 5G is the future and so are our employees! The New @TMobile is ready to be the FIRST to build out America’s nationwide 5G network and open hundreds of stores which will lead to the creation of thousands of new jobs! Key info: NewTMobile.com

•	Tweet: The New @TMobile is dedicated to creating more jobs in rural America by opening more & creating the first and best nationwide 5G network!! #WeWontStop Key info: NewTMobile.com

•	Facebook post: The New T-Mobile will become one of the most loved broadband providers & bring more competition to ISP! #WeWontStop Key info: NewTMobile.com [link to VentureBeat article below]

•	Facebook post: The New @T-Mobile is ready to continue expanding by opening hundreds of new stores and building out the first nationwide 5G network which will lead to the creation of thousands of jobs! #WeWontStop

Instagram post: So excited for the New @TMobile to continue to kick ass by building out America’s first 5G nationwide network and opening hundreds of stores, which will all lead to thousands of new jobs across the country!! #WeWontStop #TMobile #5G #merger #Sprint #CEO #CEOlife Key info: NewTMobile.com

KATHLEEN O’BRIEN HAM (Twitter @kobham)

•	Tweet: We want to beat Verizon and AT&T, not be like them. #5GForAll. Key info: http://newtmobile.com

•	Tweet: The New @TMobile will fiercely compete! That means lower prices and better value for consumers. Key info: http://newtmobile.com

T-Mobile promises cheap broadband and ‘leapfrog’ 5G if FCC allows Sprint merger

By Jeremy Horwitz, VentureBeat, June 19, 2018

In an exhaustive 677-page submission today, T-Mobile formally asked for the FCC to approve its proposed merger with Sprint, hoping that U.S. regulators will move quickly to let the companies build a unified 5G network. While the submission largely builds on earlier statements from T-Mobile and Sprint executives, the company is now promising to “leapfrog” AT&T’s and Verizon’s upcoming 5G networks, as well as using its new resources to offer an inexpensive broadband package to U.S. customers.

As the FCC is reviewing the merger to determine whether consolidating two of the top four mobile providers will be in the “public interest,” T-Mobile’s pitch focuses heavily on illustrating consumer benefits from the merger. Among the submission’s claims:

•	T-Mobile will invest nearly $40 billion in a combined 5G network, which by 2024 will offer triple the 5G capacity that T-Mobile and Sprint would have mustered as separate companies, with four to six times faster speeds.

•	T-Mobile expects to leapfrog rivals with its network’s superior breadth and depth, forcing Verizon and AT&T to move faster and offer better service to remain competitive.

•	Thanks to doubling of its network capacity, “the cost of delivering each gigabyte of data to customers will be greatly reduced,” leading to a claimed “55 percent decrease in price per GB and a 120 percent increase in cellular data supply for all wireless customers.”

The submission also says that the T-Mobile 5G network will eliminate the gap between mobile and fixed broadband performance, enabling T-Mobile to offer “an aggressively priced wireless in-home broadband solution to compete head-on with the traditional providers.” T-Mobile CEO John Legere spotlighted this point in a typically bombastic accompanying blog post, saying:

These cable/broadband providers are some of America’s most hated companies in the market, and for good reason — they treat their customers horribly because so many of their customers don’t have any choice! Personally, I can’t wait to bring the fight to them! In fact, I plan for the New T-Mobile to be the country’s fourth largest in-home ISP by 2024, freeing millions from the likes of Comcast and Charter in the process!

Arguably the most compelling claim in the submission is the suggestion that a combined T-Mobile and Sprint will have a better shot at materially eroding its carrier rivals’ market share. “The combined company will have lower costs and the incentives to engage in aggressive pricing to expand its 4G LTE customer base as the industry continues its major transformation towards 5G,” T-Mobile claims, promising continued “Un-carrier” disruptions, more choices for customers, and new deals targeted at both mobile and cord-cutting broadband users. Many of the benefits will be targeted at rural areas, small towns, and otherwise underserved communities.

For their parts, Verizon and AT&T have each downplayed the importance of the T-Mobile/Sprint merger, portraying it as all but irrelevant to their separate plans to build competing but different 5G networks. The “new” T-Mobile’s interest in grabbing customers from cable companies and ISPs comes as Comcast and others continue to explore service offerings to compete with cellular companies, either using 5G wireless or higher-speed wired technologies.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.